March 1, 2013

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:	Tetraphase Pharmaceuticals, Inc.
Registration Statement on Form S-1
No. 333-186574

Ladies and Gentlemen:

This letter is provided on behalf of Tetraphase Pharmaceuticals, Inc. (the “Company”), and in connection with the Registration Statement referenced above (the “Registration Statement”), in response to an oral comment provided to the undersigned by Karen Ubell of the Staff of the Securities and Exchange Commission (the “Commission”) on February 28, 2013.

Ms. Ubell’s comment related to the Company’s determinations that (i) the information with respect to the Company and its business included in the article appearing in the February 2013 issue of the publication Start-Up and entitled “The Regulatory Pendulum Swings In Favor Of Antibiotics, But Will Investments Follow?” would, if considered to be an offer, also be considered a free writing prospectus under Rule 433(f) of the Securities Act of 1933, as amended (the “Act”), at the time of publication or dissemination, and (ii) the Company is not required to file the free writing prospectus with the Commission as a result of the exemption provided by Rule 433(f)(2)(i) under the Act.

The Company believes that the requirements of Rule 433(f) under the Act for an offer to be considered a free writing prospectus are satisfied on the basis of the following:

(i)	The Company provided information to the publication Start-Up for inclusion in the Article;

(ii)	Neither the Company, nor any other offering participant, is affiliated with Start-Up; and

(iii)	No payment was made or consideration given by or on behalf of the Company or any other offering participant for the Article or its publication.

Securities and Exchange Commission

Division of Corporation Finance

March 1, 2013

The Company has determined that it is not required to file the free writing prospectus with the Commission under Rule 433(f)(2)(i) as it has determined that the substance of the information provided by the Company was included in the Registration Statement prior to the time of publication and dissemination of the Article.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6663.

Thank you for your assistance.

Very truly yours,

/s/ Stuart M. Falber

Stuart M. Falber